VANDA PHARMACEUTICALS INC.

2200 Pennsylvania Avenue NW, Suite 300E

Washington, DC 20037

January 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Jim Rosenberg
Joel Parker
Christine Torney

Re:	Vanda Pharmaceuticals Inc. (File No. 001-34186)

Request for Extension to Comment Letter Response

Dear Mr. Riedler:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014 of Vanda Pharmaceuticals Inc. (the “Company”) set forth in your letter dated December 30, 2014 (the “Comment Letter”).

As discussed on January 7, 2015 between you and our outside legal counsel, Gregg Griner of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, the Company hereby requests an extension of time to respond to the Comment Letter. The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than January 30, 2015.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (202) 734-3428.

Sincerely,

/s/ James P. Kelly

James P. Kelly

Senior Vice President, Chief Financial Officer,

Secretary and Treasurer

cc:	Mihael H. Polymeropoulos, M.D., Vanda Pharmaceuticals Inc.

Gregg Griner, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP